FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 28, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

28 July 2015

Intention to Sell Part of Citizens Financial Group Inc. Stake

The Royal Bank of Scotland Group plc (“RBSG”) today announces it intends to sell part of its shareholding in Citizens Financial Group Inc. ("CFG" or “Citizens") in an underwritten public follow-on offering (“the Offering”).

RBSG is offering 75 million shares of Citizens’ common stock, equivalent to 14.0% of CFG’s issued and outstanding common stock excluding an over-allotment option. A further 11.25 million shares will be made available by RBSG under a 30 day over-allotment option.

If all the CFG shares made available in the Offering are sold, assuming no exercise of the over-allotment option, RBSG’s remaining stake would comprise 144.0 million shares, equivalent to 26.8% of CFG’s issued and outstanding common stock. If the over-allotment option is exercised in full, RBSG’s remaining stake would be 132.7 million shares or 24.7% of CFG’s issued and outstanding common stock.

Following completion of the Offering, RBSG will no longer consolidate CFG in its financial statements and it will account for its remaining interest as an associated undertaking. RBSG will however continue to fully consolidate Citizens for regulatory reporting purposes as it will retain certain veto rights notwithstanding the reduction in its interest in CFG. Therefore, RBSG will continue to include the Risk-Weighted Assets (“RWAs”) of CFG in its consolidated RWAs at the current time.

It is also the intention that Citizens will repurchase a further $250m of CFG common stock from RBSG at the Offering price in a directed buy back.

Notes:

Morgan Stanley and Goldman, Sachs & Co are acting as global coordinators and joint book-running managers, and J.P. Morgan and Citigroup are acting as joint book-running managers for this offering. The prospectus relating to the Offering may be obtained by calling Morgan Stanley & Co. LLC toll free at (866) 718-1649, Goldman, Sachs & Co. toll free at (866) 471-2526, J.P. Morgan Securities LLC toll free at (866) 803-9204, or Citigroup Inc. toll free at (800) 831-9146.

The registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For further information please contact:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Press Office +44 (0) 131 523 4205

This announcement contains forward looking statements with respect to the business, strategy and plans of RBSG and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBSG or RBSG management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBSG' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBSG undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	July 28, 2015	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary